Midnight Candle Company

79013 Bayside Court

Indio, California 92203

July 28, 2008

To:	Ramin M. Olson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Midnight Candle Company
Revised Preliminary Information Statement on Schedule 14C
Filed June 30, 2008
Amendment No. 1 to Quarterly Report on Form 10-QSB for the Period Ended March 31, 2008
File No.: 0-51842

Dear Mr. Olson:

The following are the Company’s responses and revisions to its filing pursuant to your letter dated July 22, 2008:

Revised Preliminary Information Statement on Schedule 14C

1.

We note your response to comment 2 in our letter dated June 23, 2008.  In that response, you state that your board and a majority of your shareholders have rescinded their approval of the elimination and preclusion of the applicability of certain Nevada statutes to you.  Please tell us why you have not disclosed in your information statement that your board and a majority of your shareholders have, in fact, rescinded their prior approval to eliminate and preclude the applicability of these statues to you.

Prior Comment 2:  You state that the board and controlling shareholder have approved elimination and preclusion of the applicability of certain Nevada statutes to you.  Please explain in greater detail the consequences of this action to you and your shareholders, and please also discuss the reason or reasons you have taken this action.

Response to Prior Comment 2:  Mr. Kennedy, our prior counsel, advised the Registrant that “opting out” of the control share acquisition limitation provisions of the Nevada Revised Statutes Section 78.378 through 78.3793 and 78.411 through 78.444 would be advantageous to the Registrant in the event the Registrant were to seek financing through sales of its common equity, in which it would likely dilute the control position of the majority shareholder.  Upon further consideration and analysis, the Registrant has concluded not to opt out of the control share acquisition limitation provisions of the Nevada Revised Statutes.  The board and controlling shareholder have, therefore, decided to rescind their prior approval of the opt out and the Schedule 14C will be amended accordingly.

The Registrant’s prior approval to opt out of Nevada Revised Statutes Section 78.378 through 78.3793 and 78.411 through 78.444 (the “Anti-Takeover Statute”) was proposed and described in a preliminary Information Statement filed by the Registrant with the SEC on May 27, 2008.  However, the preliminary Information Statement was based upon preliminary information which has since changed.  As stated in our prior response, the Registrant’s original intention to opt out of these provisions was based upon the recommendation of prior counsel.  After a more complete analysis, the Board determined that it would no longer pursue this course of action, but rather defer to the original will of the shareholders as disclosed in the Registrant’s Form SB-2 Risk Factors (see below) and remain subject to the Anti-Takeover Statutes.

Ramin M. Olson

Re: Midnight Candle Company, Inc.

June 28, 2008

Rule 14c-2(b) requires that an Information Statement be sent or given to shareholders at least 20 calendar days prior to the earliest date on which the corporate action may be taken.  Because the Registrant will not be opting out of the Anti-Takeover Statute, the Registrant believes that there is no requirement that the Registrant include this issue in its Information Statement.  Furthermore, the Registrant believes that continuing to include in its Registration Statement a discussion of corporate action that will not be taken by the Registrant would unnecessarily confuse the Registrant’s shareholders who expect an Information Statement to cover actual changes to the Registrant based upon actions of the majority shareholders taken by written consent.  Therefore, the entire discussion has been deleted.

Upon the Registrant’s original incorporation it chose to be subject to the applicability of the Anti-Takeover Statutes.  This was disclosed in the risk factors of the Registrant’s Form SB-2 filed with the SEC on September 21, 2005 as follows [emphasis added]:

INVESTORS HAVE LIMITED CONTROL OVER DECISION-MAKING BECAUSE MS. HELEN CARY, OUR SOLE OFFICER, DIRECTOR, EMPLOYEE AND SHAREHOLDER CONTROLS THE MAJORITY OF OUR ISSUED AND OUTSTANDING COMMON STOCK.

Our sole director and executive officer beneficially owns approximately 95.60% of our outstanding common stock.  As a result, this one stockholder could exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.  Such concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our common stock in the event we enter into transactions which require stockholder approval.  In addition, certain provisions of Nevada law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.  For example, Nevada law provides that not less than two-thirds vote of the stockholders is required to remove a director, which could make it more difficult for a third party to gain control of our Board of Directors.  This concentration of ownership further limits the power to exercise control by the minority shareholders.

CERTAIN NEVADA CORPORATION LAW PROVISIONS COULD PREVENT A POTENTIAL TAKEOVER, WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

We are incorporated in the State of Nevada.  Certain provisions of Nevada corporation law could adversely affect the market price of our common stock.  Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us.  Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors.

Amendment No. 1 to Form 10-QSB for the Period Ended March 31, 2008

2.

We note your response to comment 5 on our letter dated June 23, 2008.  In that response, you state that you will file your next quarterly report on Form 10-Q instead of on Form 10-QSB.  However, we note that you subsequently filed an amendment to your quarterly report for the period ended March 31, 2008 on Form 10-QSB instead of Form 10-Q.  Therefore, please confirm for us that you will file your next quarterly report on Form 10-Q regardless of whether that report is an initial or amended filing.

Prior comment 5:  We note that you have filed this quarterly report on Form 10-QSB instead of 10-Q as required by Release No. 33-8876 (December 19, 2007).  Please file your next quarterly report on Form 10-Q.

Ramin M. Olson

Re: Midnight Candle Company, Inc.

June 28, 2008

Response to Prior Comment 5:  The Registrant’s initial review of Release No. 33-8876 (the “Release”) led it to believe that while the effective date of the Release is February 2, 2008, that the Form 10-QSB would not be removed until October 31, 2008.  A more comprehensive review motivated by this comment has confirmed to the Registrant that the Compliance Dates found in the Release fall between the Effective Date of the Release and the date that the Form will be removed.  As such, the Registrant will file its next quarterly report on a Form 10-Q as requested.

The Registrant has filed an amended quarterly report for the period ended March 31, 2008 and will file all future quarterly reports on Form 10-Q instead of Form 10-QSB regardless of whether that report is an initial or amended filing.

Control and Procedures, page 15

3.

We note your response to comment 7 in our letter dated June 23, 2008.  In that response you state that your auditors requested that your chief executive officer and chief financial officer state that your disclosure controls and procedures were not effective as of March 31, 2008.  However, you state that your chief executive officer and chief financial officer “believe” that your disclosure controls and procedures were effective as of March 31, 2008.  You must disclose the conclusions of your principal executive and financial officers, based on their evaluations of your disclosure controls and procedures, as to whether those disclosure controls and procedures are effective as of the end of the period covered by the periodic report.  See Item 307 of Regulation S-K and Release No. 33-8238.  Therefore, please tell us whether your chief executive officer and financial officers concluded that your disclosure controls and procedures were effective as of March 31, 2008.  If so, please state and revise the disclosure in your quarterly report for the period March 31, 2008.  If they determined your disclosure controls and procedures were not effective as of that date, please tell us the reasons for this conclusion and the steps taken to remedy the deficiencies.

Prior Comment 7:  You state that your disclosure controls and procedures were not effective as of the end of the period covered in this report.  Please disclose why you concluded that your disclosure controls and procedures are not effective and the steps, if any, you are taking to remedy this situation.

Response to Prior Comment 7: The Registrant’s independent certified public accounting firm, Bagell, Josephs & Company, L.L.C., requested that the Issuer’s management state that its disclosure controls and procedures were not effective due to “inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews.”

However as of March 31, 2008, the Registrant’s principal executive and principal financial officers, do believe the Registrant’s disclosure controls and procedures were effective, in that all information required to be disclosed by the Registrant in reports it files or is required to file with the SEC were adequate and timely.

The Registrant has revised its disclosure in its quarterly report for the period March 31, 2008 to state that the Registrant’s chief executive officer and financial officer concluded that the Registrant’s disclosure controls and procedures were effective as of March 31, 2008.

4.

In this regard, please remove the third and fourth paragraphs of your response to comment 7 in our letter dated June 23, 2008.

The Registrant hereby removes reference to the third and fourth paragraphs of its response to prior comment 7.

Ramin M. Olson

Re: Midnight Candle Company, Inc.

June 28, 2008

5.

We note that your response to comment 9 in our letter dated June 23, 2008.  In that response, you state that you do “not believe” that there has been any change in your internal control over financial reporting that has occurred “in the past two fiscal quarters” that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please revise your response to state, without qualification, whether there has been any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Prior Comment 9:  Please disclose whether there were any changes in your internal control over financial reporting that have occurred during this fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  See Item 308(c) of Regulation S-K.

Response to Prior Comment 9:  The Registrant does not believe that there has been any change in the Registrant’s internal control over financial reporting that has occurred in the past two fiscal quarters that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

The Registrant represents that there have been no changes in its internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Part II – Other Information, page 16

6.

We note your response to comment 10 in our letter dated June 23, 2008.  In that response, you state that you filed your Articles of Incorporation and Bylaws as exhibits to your amended quarterly report on Form 10-QSB for the period ended March 31, 2008.  However, it does not appear that you filed these exhibits with your amended filing.  In this regard, your amended Form 10-QSB for the period ended March 31, 2008 still incorporates the exhibits reference to your Form SB-2 filed on September 21, 2005.  Please file the documents or tell us where you have done so already.

Prior Comment 10:  You have incorporated your Articles of Incorporation and Bylaws be reference to your registration statement on Form SB-2 that you filed on September 21, 2005.  It appears, however, that you did not file these documents as exhibits to that registration statement.  Please revise this quarterly report and file your Articles of Incorporation and Bylaws as exhibits.

Response to Prior Comment 10:  The Registrant has filed its Articles of Incorporation, and its Bylaws as exhibits to the amended quarterly report on Form 10-QSB for the period ended March 31, 2008.

The Registrant is filing its Articles of Incorporation and Bylaws as exhibits to the amended quarterly report on Form 10-Q for the period ended March 31, 2008.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, please don not hesitate to the undersigned at (954) 524-4155.

Sincerely,

/s/ Patrick Deparini

Patrick Deparini